Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2011	2010
Income (loss) from continuing operations before taxes	$468	$348
Sub-total of fixed charges	77	75
Sub-total of adjusted income (loss)	545	423
Interest on annuities and financial products	610	624
Adjusted income (loss) base	$1,155	$1,047
Fixed Charges
Interest and debt expense	$72	$68
Interest expense related to uncertain tax positions	2	3
Portion of rent expense representing interest	3	4
Sub-total of fixed charges excluding interest on annuities and financial products	77	75
Interest on annuities and financial products	610	624
Total fixed charges	$687	$699

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest and
financial products	7.08	5.64
Ratio of adjusted income (loss) base to total fixed charges	1.68	1.50